BRITVIC plc

30 March 2007

Tel: 01245 504482
Fax: 01245 504077

07022757

Via Airmail

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street
NE Washington
DC 20549
USA

SUPPL

RECEIVED
2007 APR 20 A 9:47
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sirs

EXEMPTION PURSUANT TO RULE 12g3-2(b)
BRITVIC plc – FILE NO: 82-35035

Please find enclosed a copies of all of the Company's regulatory announcements released to the London Stock Exchange and all filings made to the Registrar of Companies in England and Wales* since 28th February 2007 and up to the present date, inclusive.

Yours faithfully

John Price

John Price
Company Secretary

Encs.

PROCESSED
APR 24 2007
THOMSON
FINANCIAL

* Note that no filings have been made with The Registrar of Companies since our last communication.

dw 4/23

Registered Office:
Britvic House
Broomfield Road
Chelmsford CM1 1TU

Registered in London
No. 5604923

Regulatory Announcement

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Company	Britvic plc
TIDM	BVIC
Headline	Holding(s) in Company
Released	13:38 01-Mar-07
Number	1413S

RNS Number:1413S
Britvic plc
01 March 2007

TR-1(i): notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached(1):	BRITVIC plc

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	

3. Full name of person(s) subject to the notification obligation(1):	Barclays PLC, 1 Churchill Place, London E14 5HP
4. Full name of shareholder(s) (if different from 3.)(1):	Barclays Bank PLC Barclays Capital Securities Ltd Barclays Global Investors Japan Ltd Barclays Global Investors Ltd Barclays Life Assurance Co Ltd Barclays Stockbrokers Ltd Gerrard Ltd
5. Date of the transaction (and date on which the threshold is crossed or reached if different)(1):	27/02/2007
6. Date on which issuer notified:	01/03/2007
7. Threshold(s) that is/are crossed or reached:	8% to 9%
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares	Situation previous to the Triggering transaction (1)	Resulting situation after the triggering (1)

If possible

using the ISIN CODE	Number of Shares	Number of Voting Rights viii	Number of shares Direct	Number of voting rights ix Direct x	Indirect xi	% of vo rights Direct
GB00B0N8QD54	18,633,695	18,633,695	20,189,220	0	20,189,220	0.00

B: Financial Instruments

Resulting situation after the triggering transaction xii

Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.
-	-	-	-

Total (A+B)

Number of voting rights	% of voting rights
20,189,220	9.3

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:

Barclays Bank PLC
Barclays Capital Securities Ltd
Barclays Global Investors Japan Ltd
Barclays Global Investors Ltd
Barclays Life Assurance Co Ltd
Barclays Stockbrokers Ltd
Gerrard Ltd

Proxy Voting:

10. Name of the proxy holder: -

11. Number of voting rights proxy holder will cease to hold: -

12. Date on which proxy holder will cease to hold voting rights: -

13. Additional information: Identity of Notifier: Geoff Smith, Barclays Compliance, Telephone: 020 7116 2913

14. Issuer Contact name: John Price, Company Secretary, Britvic plc

15. Contact telephone number: +44 (0) 1245 261871

Notes

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

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Regulatory Announcement

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Company	Britvic plc
TIDM	BVIC
Headline	Holding(s) in Company
Released	14:36 14-Mar-07
Number	9580S

RNS Number:9580S
Britvic plc
14 March 2007

TR-1(i): NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached(ii):	Britvic plc	
2. Reason for the notification (please tick the appropriate box or boxes)		
An acquisition or disposal of voting rights		
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached		
An event changing the breakdown of voting rights		
Other (please specify): First notification under DTR Sourcebook		X
3. Full name of person(s) subject to the notification obligation(iii):	PepsiCo, Inc.	
4. Full name of shareholder(s) (if different from 3.)(iv):	Wotsits Brands Limited	
5. Date of the transaction (and date on which the threshold is crossed or reached if different)(v):	13/03/2007 - see Additional Information Section below	
6. Date on which issuer notified:	14/03/2007	
7. Threshold(s) that is/are crossed or reached:	N/A	
8. Notified details:		

A: Voting rights attached to shares

Class/ type of shares	Situation previous to the Triggering transaction (1)		Resulting situation after the triggering transaction(1)		
if possible using	Number of	Number of	Number of	Number of voting	% of voting

the ISIN CODE	Shares	Voting Rights viii	shares	rights ix		rights	
			Direct	Direct x	Indirect xi	Direct	Indirect
ORD	10,739,120	10,739,120	10,739,120		10,739,120	4.97%	-

B: Financial Instruments				
Resulting situation after the triggering transaction xii				
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A	N/A	N/A	N/A	N/A

Total (A+B)	
Number of voting rights	% of voting rights
10,739,120	4.97%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:
PepsiCo, Inc., through the following direct and indirect wholly owned subsidiaries, is the ultimate parent of Wotsits Brands Limited:
TFL Holdings
PepsiCo Captive Holdings, Inc.
Hillbrook Insurance Company, Inc.
Goldfinch Holdings LLC
PepsiCo Finance (Antilles B) N.V.
Pepsi-Cola Bermuda Limited
Malpensa Consultoria e Services Lda
PepsiCo Investments Denmark Limited 1 APS
Frito-Lay Trading Company GmbH
Walkers Group Limited
Gatorade Limited
Frooties Limited
Walkers Snacks Services Limited
Wotsits Brands Limited

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	THIS DISCLOSURE HAS BEEN MADE TO FULFIL THE BELOW FSA INFORMATION: REQUIREMENT:
	THE TRANSPARENCY DIRECTIVE STATES THAT WHERE A MAJOR SHAREHOLDER HAS NOT BEEN REQUIRED (BECAUSE OF AN ACQUISITION OR DISPOSAL OF VOTING RIGHTS OR DUE TO A CHANGE IN THE TOTAL OF VOTING RIGHTS IN ISSUE) TO MAKE AN ANNOUNCEMENT TO THE ISSUER PRIOR TO THE 20TH MARCH 2007, THEN AN ANNOUNCEMENT MUST BE MADE BY THAT DATE IN ANY EVENT.
14. Contact name:	Andy Hunt, Legal Department, PepsiCo International Limited
15. Contact telephone number:	+44 (0) 208 332 4242

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Britvic plc
TIDM	BVIC
Headline	Holding(s) in Company
Released	10:55 16-Mar-07
Number	1026T

RNS Number:1026T
Britvic plc
16 March 2007

TR-1(i): notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached(1):	BRITVIC plc	
2. Reason for the notification (please tick the appropriate box or boxes)		
An acquisition or disposal of voting rights		X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached		
An event changing the breakdown of voting rights		
Other (please specify):		
3. Full name of person(s) subject to the notification obligation(1):	Barclays PLC, 1 Churchill Place, London E14 5HP	
4. Full name of shareholder(s) (if different from 3.)(1):	Barclays Bank PLC	
	Barclays Capital Securities Ltd	
	Barclays Global Investors Japan Ltd	
	Barclays Global Investors Ltd	
	Barclays Life Assurance Co Ltd	
	Barclays Stockbrokers Ltd	
	Gerrard Ltd	
5. Date of the transaction (and date on which the threshold is crossed or reached if different)(1):	14 Mar 2007	
6. Date on which issuer notified:	15 Mar 2007	
7. Threshold(s) that is/are crossed or reached:	9% to 8%	

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (1)		Resulting situation after the triggering transaction(1)				
	Number of Shares	Number of Voting Rights viii	Number of shares	Number of voting rights ix		% of voting ri	
			Direct	Direct x	Indirect xi	Direct	Indir
GB00B0N8QD54	20,281,635	20,281,635	19,233,335	0	19,233,335	0.00	8.90

B: Financial Instruments

Resulting situation after the triggering transaction xii

Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of v rights
-	-	-	-	-

Total (A+B)	
Number of voting rights	% of voting rights
19,233,335	8.90

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:

- Barclays Bank PLC
- Barclays Capital Securities Ltd
- Barclays Global Investors Japan Ltd
- Barclays Global Investors Ltd
- Barclays Life Assurance Co Ltd
- Barclays Stockbrokers Ltd
- Gerrard Ltd

Proxy Voting:

10. Name of the proxy holder:	-

11. Number of voting rights proxy holder will cease to hold:	-	
12. Date on which proxy holder will cease to hold voting rights:	-	
13. Additional information:	Identity of Notifier: Geoff Smith, Barclays Compliance, Telephone: 0207 116 2913	
14. Issuer Contact name:	John Price, Company Secretary, Britvic plc	
15. Contact telephone number:	+44 (0) 1245 261871	

Notes

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Britvic plc
TIDM	BVIC
Headline	Director/PDMR Shareholding
Released	16:37 19-Mar-07
Number	2477T

RNS Number:2477T
Britvic plc
19 March 2007

Britvic plc

19 March 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

In accordance with Disclosure Rule 3.1.4R(1), I hereby inform you that Britvic plc ("the Company") was notified on 19 March 2007, that the following transactions took place in relation to the Britvic Share Incentive Plan ("SIP") on 16 March 2007. The SIP is an all-employee trust arrangement approved by HM Revenue and Customs, under which employees are able to buy ordinary shares in the Company of 20p each, using deductions from salary in each 4-week pay period, and receive allocations of matching free ordinary shares ("matching shares").

1. The SIP trust acquired 34,769 ordinary shares by purchase in the market on 16 March 2007 at a total cost of £110,264.66, and allocated them to employees participating in the SIP as matching shares. Paul Moody and John Gibney, as executive directors, were deemed to become interested in these shares on acquisition, and to cease to be interested in them on allocation.

2. The following directors and persons discharging managerial responsibilities purchased the number of ordinary shares of 20p set out against their names below, at a price of £3.12p per ordinary share, and were allocated for no consideration the number of matching shares set out against their names below:

Name	Role	Number of ordinary shares purchased	Number of matching shares
Paul Moody	Executive Director	37	24
John Gibney	Executive Director	37	24
Andrew Richards	PDMR	37	24
Doug Frost	PDMR	36	24
Alan Beaney	PDMR	37	24
Martin Rose	PDMR	37	24
Andrew Marsden	PDMR	37	24

This notification is made in order to satisfy both section 324 of the Companies Act 1985 and Disclosure Rule 3.1.2.

John Price
Company Secretary
Britvic plc

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Regulatory Announcement

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Company	Britvic plc
TIDM	BVIC
Headline	Change in Director Particular
Released	15:17 30-Mar-07
Number	1271U

RNS Number:1271U
Britvic plc
30 March 2007

Britvic plc

30 March 2007

MISCELLANEOUS - CHANGE IN DIRECTOR'S PARTICULARS

Pursuant to Listing Rule 9.6.14, the Company advises that Chris Bulmer (Non-Executive Director) was appointed to the Board of Sports Direct International plc with effect from 2 March 2007 as a Non-Executive Director.

John Price

Company Secretary

This information is provided by RNS
The company news service from the London Stock Exchange

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